UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934 (Amendment No. 3)*

Comstock Holding Companies, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

205684103
(CUSIP Number)

Jubal Thompson, Esq.
General Counsel and Secretary Comstock Holding Companies, Inc. 1900 Reston Metro Plaza, 10th Floor Reston, Virginia 20190
(703) 230-1985
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 205684103    SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Christopher Clemente
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 231,990 (1)
	8	SHARED VOTING POWER 5,788,540 (2)
	9	SOLE DISPOSITIVE POWER 231,990 (1)
	10	SHARED DISPOSITIVE POWER 5,788,540 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,020,530 (1) (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 63.8% (3)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)Includes an aggregate of 3,571 shares of Class A Common Stock subject to warrants exercisable by Mr. Clemente.
(2)Includes (i) 220,250 shares of Class B Common Stock, which are convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis, (ii) 90,239 shares of Class A Common Stock beneficially owned by Mr. Clemente’s family members, including shares held in trusts for which Mr. Clemente is currently the custodian, and (iii) an aggregate of 17,000 shares of Class A Common Stock subject to exercisable warrants and options owned by Mr. Clemente’s family member.
(3)Based on 9,440,499 shares of Class A Common Stock outstanding, which is the sum of (i) 8,199,678 shares of Class A Common Stock outstanding as of April 30, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022, (ii) 220,250 outstanding shares of Class B Common Stock as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022, (iii) 1,000,000 shares of Class A Common Stock issued in connection with the Exchange Transaction (as defined below), and (iv) an aggregate of 20,571 shares of Class A Common Stock subject to warrants and options exercisable by the Reporting Persons.

CUSIP No. 676079106    SCHEDULE 13D

1	NAMES OF REPORTING PERSONS FR 54, L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 913,601 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 913,601 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 913,601 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)Includes 220,250 shares of Class B Common Stock, which are convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis.
(2)Based on 9,440,499 shares of Class A Common Stock outstanding, which is the sum of (i) 8,199,678 shares of Class A Common Stock outstanding as of April 30, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022, (ii) 220,250 outstanding shares of Class B Common Stock as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022, (iii) 1,000,000 shares of Class A Common Stock issued in connection with the Exchange Transaction, and (iv) an aggregate of 20,571 shares of Class A Common Stock subject to warrants and options exercisable by the Reporting Persons.

CUSIP No. 676079106    SCHEDULE 13D

1	NAMES OF REPORTING PERSONS CP Real Estate Services, LC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,660,235
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,660,235
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,460,235
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.4% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN
(1)    Based on 9,440,499 shares of Class A Common Stock outstanding, which is the sum of (i) 8,199,678 shares of Class A Common Stock outstanding as of April 30, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022, (ii) 220,250 outstanding shares of Class B Common Stock as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022, (iii) 1,000,000 shares of Class A Common Stock issued in connection with the Exchange Transaction, and (iv) an aggregate of 20,571 shares of Class A Common Stock subject to warrants and options exercisable by the Reporting Persons.

CUSIP No. 676079106    SCHEDULE 13D

1	NAMES OF REPORTING PERSONS Stonehenge Funding, L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2I ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION VIRGINIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 124,465
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 124,465
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 124,465
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3% (1)
14	TYPE OF REPORTING PERSON (See Instructions) OO
(1)    Based on 9,440,499 shares of Class A Common Stock outstanding, which is the sum of (i) 8,199,678 shares of Class A Common Stock outstanding as of April 30, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022, (ii) 220,250 outstanding shares of Class B Common Stock as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022, (iii) 1,000,000 shares of Class A Common Stock issued in connection with the Exchange Transaction, and (iv) an aggregate of 20,571 shares of Class A Common Stock subject to warrants and options exercisable by the Reporting Persons.

This Amendment No. 3 (“Amendment No. 3”) is filed by Christopher Clemente, CP Real Estate Services, LC, formerly known as Comstock Development Services, LC (“CPRES”), FR 54, L.C. (“FR54”) and Stonehenge Funding, L.C. (“Stonehenge Funding,” together with Christopher Clemente, CPRES and FR54, the “Reporting Persons”) to amend and supplement the statement on Schedule 13D originally filed on February 10, 2005 by Christopher Clemente, as amended by Amendment No. 1 filed on June 30, 2005 and Amendment No. 2 filed on June 8, 2019. The Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 3. Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Original Filing.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended to add the following:
The information set forth in Item 4 below is incorporated herein by reference.
Item 4. Purpose of Transaction
Item 4 is hereby amended to add the following:
On June 13, 2022, the Issuer and CPRES entered into a Share Exchange and Purchase Agreement (the “SEPA”) pursuant to which the Issuer acquired from CPRES 3,440,689 shares of the Company’s Series C Non-Convertible Preferred Stock, par value $0.01 per share, (“Series C Preferred Stock”) valued at $5.00 per share, for a total value of $17,230,445, in exchange for (i) 1,000,000 shares of Class A Common Stock, valued at the consolidated closing bid price of the shares of Class A Common Stock on Nasdaq on the day immediately preceding the entry into the SEPA, and (ii) $4,000,000 in cash (the “Exchange Transaction”). The shares of Class A Common Stock were issued in reliance on an exemption from registration under Section 4(a)(2) and/or Section 3(a)(9) of the Securities Act of 1933, as amended.
Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety as follows:
All percentages are based on 9,440,499 shares of Class A Common Stock outstanding, which is the sum of (i) 8,199,678 shares of Class A Common Stock outstanding as of April 30, 2022 as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022, (ii) 220,250 outstanding shares of Class B Common Stock as set forth in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2022, (iii) 1,000,000 shares of Class A Common Stock issued in connection with the Exchange Transaction, and (iv) an aggregate of 20,571 shares of Class A Common Stock subject to warrants and options exercisable by the Reporting Persons.
(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,020,530 shares of Class A Common Stock, representing 63.8% of the outstanding Class A Common Stock.
(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Class A Common Stock owned by the Reporting Persons:
(i) Sole power to vote, or to direct the vote of, or to dispose of, or direct the disposition of:
Christopher Clemente has the sole power to vote, or to direct the vote of, and sole power to dispose of, or direct the disposition of, 231,990 shares of Class A Common Stock, including 3,571 shares of Class A Common Stock subject to exercisable warrants and options.
(ii) Shared power to vote, or to direct the vote of, or to dispose of, or direct the disposition of:
Christopher Clemente has the shared power to vote, or to direct the vote of, and shared power to dispose of, or direct the disposition of, 6,020,530 shares of Class A Common Stock, including (i) 220,250 shares of Class B Common Stock, which are convertible at any time by the holder into shares of Class A Common Stock on a one-for-one basis, (ii) 90,239 shares of Class A Common Stock owned by Mr. Clemente’s family members, including shares held in trusts for which Mr. Clemente is currently the custodian, and (iii) an aggregate of 17,000 shares of Class A Common Stock subject to exercisable warrants and options owned by Mr. Clemente’s family member.

FR54 has the shared power to vote, or to direct the vote of, and shared power to dispose of, or direct the disposition of, 913,601 shares of Class A Common Stock, including 220,250 shares of Class B Common Stock, which are convertible at any time by the holder into shares of Class A Common Stock on a share-for-share basis. Each holder of Class B Common Stock is entitled to fifteen votes per share of Class B Common Stock on all matters submitted to the Issuer’s stockholders for a vote.
CPRES has the shared power to vote, or to direct the vote of, and shared power to dispose of, or direct the disposition of, 4,660,235 shares of Class A Common Stock.
Stonehenge Funding has the shared power to vote, or to direct the vote of, and shared power to dispose of, or direct the disposition of, 124,465 shares of Class A Common Stock.
(c) Other than as described herein, none of the Reporting Persons has engaged in any transactions in the Class A Common Stock in the past 60 days.
(d) Other than the entities and persons described in this Item 5, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock owned by the Reporting Persons.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer
Item 6 is hereby amended and restated in its entirety as follows:
Subsequent to the completion of the transactions set forth in the SEPA, the Reporting Persons thereafter plan to transfer approximately 3,000,000 shares of the Class A Common Stock they hold to Schar Holdings, LLC and designated entities owned or controlled by Dwight Schar.
Item 7. Material to Be Filed as Exhibits.
Exhibit 1    Joint Filing Agreement, among Christopher Clemente, CP Real Estate Services, LC, FR 54, L.C. and Stonehenge Funding, L.C., incorporated by reference to Exhibit 1 to Amendment No. 2 to the Schedule 13D filed on June 8, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2022	CHRISTOPHER CLEMENTE
	By:	/s/ CHRISTOPHER CLEMENTE
Christopher Clemente

CP REAL ESTATE SERVICES, LC
	By:	/s/ CHRISTOPHER CLEMENTE
Christopher Clemente Manager

FR 54, L.C.
	By:	/s/ CHRISTOPHER CLEMENTE
Christopher Clemente Manager

STONEHENGE FUNDING, L.C.
	By:	/s/ CHRISTOPHER CLEMENTE
Christopher Clemente Manager